082-03470


ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260



23rd April, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st March, 2010

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 17th April, 2010, for the quarter ended 31st March, 2010, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

dw 5/3

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st March, 2010
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital	381,81,76,790	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	381,67,35,800 (NSE) 381,81,76,790 (BSE) 381,81,76,790 (CSE)*	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,28,95,871	0.86
13.	Held in dematerialised form in NSDL	2,46,04,16,312	64.44
14.	Physical	1,32,48,64,607	34.70

* See note below point 17.

15. Total No. of shares (12+13+14) : 381,81,76,790 shares.


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 14,250 Ordinary Shares of Re. 1/- each (1,425 Ordinary Shares of Rs. 10/- each originally) issued and allotted upon amalgamation of erstwhile ITC Hotels Limited with the Company in the year 2005 have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,26,740 Bonus Shares of Re. 1/- each issued and allotted by the Company in the year 2005 have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Schemes	2,28,51,630	Applied	NSE BSE CSE*	Yes	Yes	No

* Out of 2,28,51,630 shares, 28,51,820 shares issued and allotted on 19th March, 2010 were listed subsequent to 31st March, 2010.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) ** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: Vinod Kumar Kothari M/s Vinod Kothari & Co. 1012, Krishna Building 224, A.J.C. Bose Road Kolkata - 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.



Place : Kolkata
Date : 17/04/2010

For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391